Waiver of Monthly Deduction Disability Rider

This rider is part of your policy. The date of issue of this rider is the same as the date of issue of the policy unless otherwise stated on page 3.

Insured As used in this rider, the insured is the same as the insured for this policy unless otherwise named on page 3.

Benefit If the insured becomes totally disabled while this rider is in force and total disability continues without interruption for 6 months, the monthly deductions for the policy will be waived as follows.

                         1. Disability Beginning Before Age 60. If total disability begins before the policy anniversary nearest the insured s 60th birthday, we will waive the monthly deductions becoming due during the continuance of that disability and prior to the policy maturity date.

                         2. Disability Beginning Between Ages 60 and 65. If total disability begins on or after the policy aniversary nearest the insured s 60th birthday, we will waive the monthly deductions becoming due during the continuance of that disability and prior to the policy anniversary nearest the insured s 65th birthday.

                         If total disability begins during the grace period, a premium sufficient to cover the monthly deductions for the grace period must be paid to us before any monthly deductions will be waived.

                         When we begin to waive monthly deductions, we will increase the account value of the policy by the amount of any monthly deductions previously subtracted during a period of total disability.

                         We will not waive any monthly deductions for periods of total disability occurring more than 1 year prior to our receipt of written notice of a claim unless it is shown that such notice was given as soon as was reasonably possible.

  Total Disability       Total  disability  means  disability which results from
                         accidental bodily injury which occurs or sickness which first appears after the date of issue of this rider and which continues while the insured is living.

                         For the first 24 months of disability, the insured is considered to be totally disabled if he is not able to perform substantially all of the material duties of his regular occupation. Thereafter, the insured is considered to be totally disabled if he is not engaged in any gainful occupation for which he has the necessary training, education or experience.

Notice of Claim and
Proof of Disability      Before we waive any monthly deductions, we must receive
                         written notice of claim and proof of total disability while the insured is living and totally disabled.
                         However, this will not prevent any monthly deduction from being waived if it is shown that such notice and proof were given as soon as was reasonably possible.

                         Written notice should be sent to us after the insured becomes totally disabled. We will then provide claim forms requesting proof of total disability. Forms should be completed and returned to us as soon as possible after the insured has been totally disabled for 6 months.

Proof of Continuation
of Total Disability      We will require  proof at  reasonable  intervals of the
                         continuation of total disability. Proof may include a physical examination, at our expense, by a doctor chosen by us. After total disability has continued for 2 years, we will not ask for proof more often than once a year. If the proof requested is not furnished, then we will stop waiving monthly deductions.

Incontestability         This rider will not be  contested  after it has been in
                         force during the lifetime of the insured for 2 years from its date of issue.

Termination              This  rider  will  terminate  on  the  earliest  of the
                         following dates:

                         .the date of termination of the policy;
                         .the date the insured dies;
                         .date monthiversary following the date requested by you in writing; or
                         . the policy anniversary nearest the insureds 65th birthday. However, this termintion will not affect any beneft payable for total disability beginning before that date.

Cost of Benefit          The cost  for this  rider  is  determined  monthly  and
                         deducted from the account value of the policy on each moniversary until the rider terminates.

                         The standard monthly cost factors for this rider are based on the insured s attained age on the last policy anniversary and are shown in the table below. The monthly cost for this rider is the monthly cost factor times the rating factor shown on page 3 times the amount of the current monthly deductions excluding the cost for this rider.

                     WAIVER OF MONTHLY DEDUCTION DISABILITY
      Standard Monthly Cost Factors to be Applied to the Monthly Deductions

Insured s Attained Age          Monthly         Insured's        Monthly        Insured's           Monthly
                                Cost Factor     Attained Age     Cost Factor    Attained Age        Cost Factor

  0-15                           .0623             32             .0687            49                 .0927
   16                            .0624             33             .0693            50                 .0984
   17                            .0626             34             .0699            51                 .1065
   18                            .0629             35             .0704            52                 .1165
   19                            .0632             36             .0709            53                 .1280
   20                            .0635             37             .0715            54                 .1401
   21                            .0639             38             .0722            55                 .1523
   22                            .0643             39             .0731            56                 .1640
   23                            .0648             40             .0743            57                 .1752
   24                            .0652             41             .0759            58                 .1856
   25                            .0656             42             .0779            59                 .1948
   26                            .0661             43             .0801            60                 .0953
   27                            .0665             44             .0823            61                 .0851
   28                            .0669             45             .0843            62                 .0710
   29                            .0673             46             .0858            63                 .0505
   30                            .0677             47             .0872            64                 .0218
   31                            .0682             48             .0893


                     American United Life Insurance Company


                                    Secretary